FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of  DryShips, Inc. dated  August 7, 2006 announcing the Acquisition of 4 Panamax vessels.

DRYSHIPS INC. ANNOUNCES ACQUISITION OF 4 PANAMAX VESSELS

EXPANDING ITS FLEET TO 33 VESSELS

August 7, 2006. Athens, Greece. DryShips, Inc., a global provider of marine transportation services for drybulk cargoes announced today that it entered into an agreement to acquire 4 Panamax dry bulk carriers from an unaffiliated third party. The acquisition is subject to customary closing conditions.

These four Panamax vessels have an aggregate carrying capacity of 283,042 dwt; two were built in 1994 and two were built in 1996. The vessels are sister ships to vessels in the existing fleet of DryShips. The total consideration paid for the vessels will be approximately $111 million.

Following the acquisition of these four Panamax vessels, Dryships’ fleet will consist of 33 dry bulk carriers with an aggregate carrying capacity of 2.68 million deadweight and an average age of 11 years. DryShips is the largest US listed drybulk shipping company.

DryShips expects to take delivery of these Panamax vessels between the beginning of September and end of October of this year. DryShips will take over the vessels with their present employment as follows:

Vessel	Built	Dwt	Charterer	Earliest Re-delivery	Latest Re-delivery	TC rate ($/d)
Panamax TBN	1994	70,003	BHP Billiton	May-07	Sep-07	18,500
Panamax TBN	1994	70,029	Sinochart	Oct-06	Dec-06	16,100
Panamax TBN	1996	70,002	BHP Billiton	May-07	Jul-07	18,000
Panamax TBN	1996	73,008	Cargill	Sep-06	Oct-06	17,500

George Economou, Chairman and Chief Executive Officer commented, "Once again we are pleased to have the opportunity to expand our Panamax fleet, which has been the segment of our strategic focus. This latest acquisition demonstrates our commitment to growing DryShips and capitalizing on the strong long-term fundamentals of the dry-bulk industry. We expect these four purchases to be accretive to our 2006 and 2007 earnings."

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 29 drybulk carriers and has entered into agreements to acquire 4 additional vessels. Following delivery of these vessels, DryShips’ fleet will consist of 4 Capesize, 26 Panamax and 3 Handymax vessels, with a combined deadweight tonnage of approximately 2.4 million and an average age of 11 years.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated:  August 07, 2006

By: /s/ Christopher J. Thomas

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Christopher J. Thomas

Chief Financial Officer